Filed by Extended Systems Incorporated (Commission File No. 000-23597)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Registrant: Palm Inc.
(Commission File No. 000-29597)
Subject Company: Extended Systems Incorporated

SLIDE PRESENTATION FROM CONFERENCE CALL AND WEBCAST REGARDING
PROPOSED TRANSACTION ON MARCH 6, 2001;

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the Merger, future financial and operating results of the combined company and benefits of the pending merger between Palm and Extended Systems. The proposed merger remains subject to a number of conditions, including approval by the stockholders of Extended Systems, and antitrust regulatory approvals. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the US, foreign and local governments; the inability to successfully integrate the businesses of Palm and Extended Systems; costs related to the proposed merger; labor integration issues; the economic environment of the software and mobile computing industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by Palm and Extended Systems with the Securities and Exchange Commission. Neither Palm or Extended Systems is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, Extended Systems and Palm will jointly file a proxy statement-prospectus and Palm will file a registration statement on Form S-4, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm and Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the proxy statement-prospectus (when available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems by directing a request to Extended Systems, Attention: Heather Markum,, (208) 322-7575.

Extended Systems and its directors and certain of its executive officers may be deemed, under sec rules, to be soliciting proxies from Extended System's stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC on March 7, 2001, and available free of charge at the SEC website and public reference rooms, and from the Extended Systems contact named above.